SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2004



(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Central Avenue, Louisville, KY 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

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CHURCHILL DOWNS INCORPORATED

INDEX

Item 7. **Financial Statements and Exhibits**

Exhibit 99.1 - Press release dated June 30, 2004

Item 12. **Results of Operations and Financial Condition**

The registrant's press release dated June 30, 2004, reporting its revision to 2004 results of operation and financial condition, is attached hereto as Exhibit 99.1 and incorporated by reference herein. This information is being furnished under Item 12 of Form 8-K pursuant to the U.S. Securities and Exchange Commission's filing guidance as set forth in Release No. 33-8216.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

June 30, 2004
/s/Michael E. Miller
Michael E. Miller
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

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